UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Hims & Hers Health, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

433000 106

(CUSIP Number)

January 20, 2021

(Date of Event which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON Oaktree Acquisition Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,785,937 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,785,937 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,785,937 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	In its capacity as the direct owner of 6,785,937 shares of the Issuer’s Class A Common Stock, including warrants exercisable for an aggregate of 3,012,500 shares of Class A Common Stock.

1	NAMES OF REPORTING PERSONS Oaktree Acquisition Holdings GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,785,937 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,785,937 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,785,937 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON CO

(1)	Solely in its capacity as the general partner of Oaktree Acquisition Holdings, L.P.

1	NAMES OF REPORTING PERSONS Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,785,937 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,785,937 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,785,937 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the director of Oaktree Acquisition Holdings GP Ltd.

1	NAMES OF REPORTING PERSONS Oaktree Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,785,937 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,785,937 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,785,937 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

1	NAMES OF REPORTING PERSONS Atlas OCM Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,785,937 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,785,937 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,785,937(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the sole managing member of Oaktree Capital Management GP, LLC.

1	NAMES OF REPORTING PERSONS Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,785,937 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,785,937 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,785,937 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the class B units of Atlas OCM Holdings, LLC.

1	NAMES OF REPORTING PERSONS Brookfield Asset Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,785,937 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,785,937 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,785,937 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON CO

(1)	Solely in its capacity as the indirect owner of the class A units of Atlas OCM Holdings, LLC.

1	NAMES OF REPORTING PERSONS Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,785,937 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,785,937 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,785,937 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON CO

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management, Inc.

EXPLANATORY NOTE

This Schedule 13G/A is being filed as an amendment (“Amendment No. 2”) to the statement on Schedule 13G filed with the Securities and Exchange Commission (“SEC”) on behalf of the Reporting Persons identified below, with respect to the Class A common stock of Hims & Hers Health, Inc. (the “Class A Common Stock”) on February 14, 2020, as amended by the amendment on Schedule 13G/A filed on February 19, 2020 (as amended, the “Schedule 13G”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13G.

The Reporting Persons are filing this Amendment No. 2 to report (i) changes to the Schedule 13G, (ii) the distribution of shares of Class A Common Stock by Oaktree Acquisition Holdings, L.P. on a pro rata basis to its members or their permitted transferees, including to General Partner, Management, Management GP, Atlas, OCGH GP, BAM and Partners, and (iii) that the Reporting Persons ceased to beneficially own more than five percent of the class of common stock.

Item 1(a)	Name of Issuer

Hims & Hers Health, Inc. (the “Issuer”). On January 20, 2021, Oaktree Acquisition Corp., a Cayman Islands exempted company (“OAC”), consummated the transaction contemplated by that certain Agreement and Plan of Merger, dated September 30, 2020 (the “Merger”), domesticated as Delaware corporation (the “Domestication” and, together with the Merger, the “Business Combination”) and changed its name to “Hims & Hers Health, Inc.”

Item 1(b)	Address of the Issuer’s Principal Executive Offices

2269 Chestnut Street, #523, San Francisco, California 94123.

Item 2(d)	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share. As a result of an upon the effective time of the Domestication, each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of OAC (the “Class A Ordinary Shares”) automatically converted, on a one-for-one basis, into shares of Class A Common Stock.

Item 2(e)	CUSIP Number

433000 106

Item 4	Ownership

The responses to Items 5 to 9 and 11 in each of the cover pages of this Schedule 13G are incorporated herein by reference.

The Reporting Persons own an aggregate of 6,785,937 shares of the Issuer’s Class A Common Stock, consisting of 3,773,437 shares of Class A Common Stock and 3,012,500 warrants to acquire one share of Class A Common Stock (the “Warrants”), representing approximately 3.7% of the total Class A Common Stock issued and outstanding. In connection with the Business Combination, Sponsor forfeited 1,004,167 of its warrants to acquire Class A Ordinary Shares. As a result of an upon the effective time of the Domestication, each of the then issued and outstanding Class A Ordinary Shares automatically converted, on a one-for-one basis, into a share of Class A Common Stock. Upon consummation of the Business Combination, all outstanding Warrants became exercisable. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

General Partner, in its capacity as the general partner of Sponsor, has the ability to direct the management of Sponsor, including the power to vote and dispose of securities held by Sponsor; therefore, General Partner may be deemed to have indirect beneficial ownership of the Class A Common Stock and Warrants held by Sponsor.

Management, in its capacity as the director of General Partner, has the ability to direct the management of General Partner’s business, including the power to direct the decisions of General Partner regarding the vote and disposition of securities held by Sponsor; therefore, Management may be deemed to have indirect beneficial ownership of the Class A Common Stock and Warrants held by Sponsor.

Management GP, in its capacity as the director of Management, has the ability to direct the management of Management’s business, including the power to direct the decisions of Management regarding the vote and disposition of securities held by Sponsor; therefore, Management GP may be deemed to have indirect beneficial ownership of the Class A Common Stock and Warrants held by Sponsor.

Atlas, in its capacity as the sole managing member of Management GP, has the ability to direct the management of Management GP’s business, including the power to direct the decisions of Management GP regarding the vote and disposition of securities held by Sponsor; therefore, Atlas may be deemed to have indirect beneficial ownership of the Class A Common Stock and Warrants held by Sponsor.

OCGH GP, in its capacity as the indirect owner of the class B units of Atlas, has the ability to appoint and remove certain directors of Atlas and, as such, may indirectly control the decisions of Atlas regarding the vote and disposition of securities held by Sponsor; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Class A Common Stock and Warrants held by Sponsor.

BAM, in its capacity as the indirect owner of the class A units of each of OCGH GP and Atlas, has the ability to appoint and remove certain directors of OCGH GP and Atlas and, as such, may indirectly control the decisions of OCGH GP and Atlas regarding the vote and disposition of securities held by Sponsor; therefore BAM may be deemed to have indirect beneficial ownership of the Class A Common Stock and Warrants held by Sponsor.

Partners, in its capacity as the sole owner of Class B Limited Voting Shares of BAM, has the ability to appoint and remove certain directors of BAM and, as such, may indirectly control the decisions of BAM regarding the vote and disposition of securities held by Sponsor; therefore Partners may be deemed to have indirect beneficial ownership of the Class A Common Stock and Warrants held by Sponsor.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement except to the extent of such person’s pecuniary interest in the Shares, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following  ☒.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2021	OAKTREE ACQUISITION HOLDINGS, L.P.

By: Oaktree Acquisition Holdings GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

	By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Senior Vice President

OAKTREE ACQUISITION HOLDINGS GP LTD.

By: Oaktree Capital Management, L.P.
Its: Director

	By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Senior Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

	By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Senior Vice President

OAKTREE CAPITAL MANAGEMENT GP, LLC

By: Atlas OCM Holdings, LLC
Its: Managing Member

By: Oaktree New Holdings, LLC
Its: Member

	By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Senior Vice President

ATLAS OCM HOLDINGS, LLC.

By: Oaktree New Holdings, LLC
Its: Member

	By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Brian Price
Name:	Brian Price
Title:	Senior Vice President

BROOKFIELD ASSET MANAGEMENT, INC.

By:	/s/ Jessica Diab
Name:	Jessica Diab
Title:	Vice President, Legal & Regulatory

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name:	Brian D. Lawson
Title:	Director

Exhibit Index

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of and previously filed on February 19, 2020, by and among Oaktree Acquisition Holdings, L.P., Oaktree Acquisition Holdings GP Ltd., Oaktree Capital Management, L.P., Oaktree Capital Management GP, LLC, Atlas OCM Holdings, LLC, Oaktree Capital Group Holdings GP, LLC, Brookfield Asset Management, Inc., and Partners Limited.